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                              July 11, 2022

       David L. Lamp
       President and Chief Executive Officer
       CVR Energy, Inc.
       2277 Plaza Drive, Suite 500
       Sugar Land, TX 77479

                                                        Re: CVR Energy, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No. 001-33492

       Dear Mr. Lamp:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed February 23, 2022

       Risk Factors, page 22

   1. Disclose the material effects of transition risks related to climate change that may affect your business,
financial condition, and results of operations, such as policy and regulatory changes that could
impose operational and compliance burdens, market trends that may alter business
opportunities, credit risks, or technological changes.
   2. Disclose any material litigation risks related to climate change and explain the potential impact to the company.
 David L. Lamp
FirstName  LastNameDavid L. Lamp
CVR Energy,   Inc.
Comapany
July       NameCVR Energy, Inc.
     11, 2022
July 11,
Page  2 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
38

3. We note from the disclosure on page 16 of your Form 10-K that you have implemented nitrous oxide abatement projects and carbon dioxide sequestration activities to reduce your greenhouse gas footprint. Revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. Please provide quantitative information for these types of expenditures for each of the periods for which financial statements are presented in your Form 10-K and for any future periods as part of your response.
4. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
             decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
             increased demand for goods that result in lower emissions than competing products;
             and
             increased competition to develop innovative new products that result in lower emissions.
5. If material, discuss the physical effects of climate change on your operations and results in greater detail. This disclosure may include the following:
             severity of weather, such as floods, windstorms, hurricanes, extreme fires, and water availability and quality;
             quantification of material weather-related damages to your property or operations;
             potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers;
             decreased agricultural production capacity of your customers in areas affected by drought or other weather-related changes; and
             any weather-related impacts on the cost or availability of insurance.
         Your response should include quantitative information for each of the periods for which financial statements are provided in your Form 10-K and for future periods, as applicable.
6. We note your disclosure on page 27 regarding compliance with the U.S. Environmental
         Protection Agency Renewable Fuel Standard. Please tell us about and quantify any additional compliance costs incurred related to climate change for each of the last three fiscal years and amounts you expect to incur in future periods.
 David L. Lamp
FirstName  LastNameDavid L. Lamp
CVR Energy,   Inc.
Comapany
July       NameCVR Energy, Inc.
     11, 2022
July 11,
Page  3 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation